Jerald H. Sklar, Esq.
1661 International Drive
Suite 400
Memphis, Tennessee 38120

December 16, 2002

Mr. Robert S. Trump
167 East 61st Street
2002 York, 2002 York 10021

Re:	ThermoEnergy Corporation

Dear Mr. Trump:

The undersigned is general counsel to ThermoEnergy Corporation (formerly known as Innotek Corporation), an Arkansas corporation (the “Company”). I have acted as counsel to the Company in connection with (1) the issuance to you of a five (5) year convertible debenture dated December 16, 2002 in the principal amount of $300,000.00 bearing interest at the rate of fifteen (15%) percent per annum and which is convertible into shares of Common Stock of the Company at a conversion rate of $1.05 per share (“2002 Convertible Debenture”), (2) the modification and extension of certain warrants and warrant agreements issued to you dated July 15, 1993, October 14, 1994, March 20, 1996, May 17, 1996 and August 26, 1996 pursuant to separate warrant modification agreements dated as of December 16, 2002 (the “Warrants”) and (3) the modification and extension of the maturity date for a one (1) year period (to January 15, 2004) of (A) convertible debenture Series 98-4 held by you dated May 20, 1998 in the principal amount of $200,000.00 bearing interest at the rate of fifteen (15%) percent per annum and which is convertible into shares of Common Stock of the Company (the “Underlying Shares”) at a conversion rate of $1.82 per share, with an original maturity date of January 15, 2003, (B) convertible debenture Series 98-6 held by you dated August 24, 1998 in the principal amount of $250,000.00 bearing interest at the rate of fifteen (15%) percent per annum and which is convertible into the Underlying Shares at a conversion rate of $1.82 per share and (C) convertible debenture Series 98-2 held by you dated January 15, 1998 in the principal amount of $250,000.00 bearing interest at the rate of fifteen (15%) percent per annum and which is convertible into Underlying Shares at a conversion rate of $1.82 per share (the convertible debentures referred to in (A), (B) and (C) above are hereinafter referred to as the “Existing Convertible Debentures”). The conversion rate of $1.82 per share is as adjusted for a 10% stock dividend.

I have examined copies of the Warrants, the 2002 Convertible Debenture, the Existing Convertible Debentures and other documentation regarding the issuance of the 2002 Convertible Debenture, the extension and modification of the Warrants and the extension and modification of the Existing Convertible Debentures (collectively, the “Company Documents”), which I assume are true and correct copies of the originals, and have examined such other records, documents and matters of law pertaining only to those matters in which we have been engaged by the Company. I have relied as to matters of fact on a certificate of the President and Chairman of the Company.

On the basis of the foregoing, I am of the opinion that:

1.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas with full power and authority to own, license and use its properties and assets and to carry out the business in which it is engaged and in which it proposes to engage. The Company is duly organized to transact the business in which it is engaged and in which it proposes to engage. The Company has no subsidiaries.

2.   The authorized capital stock of the Company consists of one class of common stock ( “Common Stock”), of which each outstanding share is duly authorized, validly issued, fully paid and nonassessable. To the best of my knowledge the capitalization tables contained in the Company’s filings with the Securities and Exchange Commission are accurate.

3.   To the best of my knowledge there is no litigation, arbitration, claim, governmental or other proceeding (formal or informal), or investigation presently pending or threatened with respect to the Company or any of its operations, businesses, properties or assets, except such as individually or in the aggregate do not now have and will not in the future have a material adverse effect upon the operations, businesses, properties or assets of the Company taken as a whole. To the best of my knowledge the Company is not in violation of, or in default with respect to, any law, rule, regulation, order or decree such as in the aggregate do not now have and will not in the future have a material adverse effect upon the operations, businesses, properties or assets of the Company taken as a whole.

4.   The Company has all requisite power and authority to issue, execute, deliver and perform its obligations under the Company Documents. All necessary corporate proceedings of the Company have been duly taken to authorize the execution, delivery, and performance of the Company Documents and the issuance of the Conversion Shares. Each of the Company Documents has been duly authorized, executed and delivered by the Company and constitutes the legal, valid, and binding obligation of the Company, enforceable in accordance with its terms, subject only to applicable bankruptcy, insolvency, and other laws affecting the enforceability of creditors’ rights generally.

5.   No consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with, any federal, state, local or other governmental authority or any court or any tribunal is required by the Company for the execution, delivery or performance by the Company of the Company Documents or the issuance of the Conversion Shares (except such filings and consents as may be required under all applicable Federal and Arkansas State Securities Laws).

6.   No consent of any party to any contract, agreement, instrument, lease, license, arrangement or understanding to which the Company is a party or to which any of its properties or assets are subject (“Material Contracts”) is required for the execution, delivery or performance by the Company of any of the Company Documents or the issuance of the 2002 Convertible Debenture or the Underlying Shares.

7.   The execution, delivery and performance of the Company Documents and the issuance of the 2002 Convertible Debenture or the Underlying Shares will not violate, result in a material breach of, conflict with or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under any of the Material Contacts or violate or result in a reach of any term of the articles of incorporation or by-laws of, or conflict with any law, rule, regulation, order, judgment or decree binding upon, the Company or to which any of its operations, businesses, properties or assets are subject.

8.   The issuance of the 2002 Convertible Debenture and the issuance of the Underlying Shares and the other transactions contemplated by the Company Documents are in conformity with the requirements of Section 4(2) of the Securities Act of 1933, as amended, as a private offering.

Your counsel may rely on this opinion as if addressed to it. Other than you, your successors, legal representatives and assigns, and your counsel, no one else is entitled to rely on this opinion.

Very truly yours,

Jerald H. Sklar